Filed by Stagwell Group LLC
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: MDC Partners, Inc.
Commission File No.: 001-13718
Date: June 14, 2021